DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

FIRST AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CRITICAL MASS APPLICATIONS LLC

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
CRITICAL MASS APPLICATIONS LLC

This Amended and Restated Limited Liability Company Agreement ("Agreement") of CRITICAL MASS APPLICATIONS LLC, a Delaware limited liability company (the "Company"), is made and dated as of August 7, 2020 (the "Effective Date") by and among DAVID GREENSTEIN ("David"), GUY GREENSTEIN ("Guy"), RACHEL NINA ABADY ("Rachel"), JOSHUA SAMUEL ABADY ("Joshua"), ALEXANDER THOMAS MARGARATIS ("Alex") and Graj & Gustavsen Inc. ("G&G") as the members of the Company (each, individually, a "Member", and collectively, the "Members").

WHEREAS, the Company was formed as a limited liability company pursuant to the Delaware Limited Liability Company Act, as amended from time to time (the "Act"), by filing a Certificate of Formation (the "Certificate") of the Company with the office of the Secretary of State of the State of Delaware (the "Secretary of State") on April 3, 2019;

WHEREAS, the original Members entered into a Limited Liability Company Agreement dated as of April 3, 2019 to, among other things, document in writing the Members' rights, duties and responsibilities with respect to the management and affairs of the Company, and their interests therein;

WHEREAS, the Company admitted G&G as a Member of the Company pursuant to a Subscription and Services Agreement, dated as of September 24, 2019, as amended on August 7, 2020 ; and

WHEREAS, the Members desire to amend and restate the original Limited Liability Company Agreement to, among other things, reflect the admission of G&G as a Member and to prospectively adjust the Percentage Interests of certain Members.

NOW THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree as follows:

ARTICLE 1
DEFINED TERMS

Section 1.1   Definitions. Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

"Act" means the Delaware Limited Liability Company Act, as amended from time to time.

"Additional Capital Contribution" means amounts, if any, to be contributed to the capital of the Company by a Member pursuant to Section 4.2 below.

"Affiliate" means with respect to a Person, (i) any other Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise; and (ii) in the case of a natural person, such Person's Family Members. Ownership of more than 25% of the beneficial interests of an entity shall be conclusive evidence that control exists.

"Agreement" means this Agreement, as amended, modified, supplemented or restated from time to time. References in the Act to "limited liability company agreement" shall mean this Agreement.

"Available Cash" means, with respect to any period for which such calculation is being made, (a) all cash received by the Company from any source and any cash released from reserves less (b) cash expended (without duplication) in connection with the operation of the Company, (and any Subsidiaries), including without limitation, for repayment of debt, or Member Loans, and cash reserved, or required to be reserved in connection with the Company Business, in each case as approved and determined by the Managing Member.

"Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in the State of Delaware are not open to the public.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with the provisions of Sections 4.4.3, 4.5, and 4.6 hereof.

"Capital Contribution" means, with respect to any Member, the aggregate amount of money and the Gross Asset Value of any property other than money (including, as applicable, and without duplication or limitation, all Initial Capital Contributions and Additional Capital Contributions) contributed to the Company as capital pursuant to Article 4 hereof with respect to such Member's Interest.

"Certificate" means the Certificate of Formation of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the office of the Secretary of State of the State of Delaware pursuant to the Act.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, or any corresponding federal tax statute enacted after the date of this Agreement.

"Company Business" has the meaning set forth in Section 3.1(a).

"Covered Person" means any Member; any Affiliate of a Member; any manager or officers of the Company (if any, including, without limitation, any officer of the Company that is not an employee); any officers, directors, shareholders, partners, employees, representatives or agents of a Member or any Affiliate of a Member; any employee or agent of the Company or its Affiliates; and/or any Tax Matters Member of the Company.

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"Depreciation" means, for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for the year or other period, except that if the Gross Asset Value of an asset differs from its adjusted tax basis at the beginning of the year or other period, Depreciation will be an amount which bears the same ratio to the beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for the year or other period bears to the beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such year or other period is zero, Depreciation will be determined by reference to the beginning Gross Asset Value using any reasonable method selected by the Managing Member.

"Exempt Issuance" has the meaning set forth in Section 5.4.

"Family Member" means the spouse, children (including natural and adopted children and stepchildren), brothers, sisters, grandchildren and parents of the designated natural person.

"Fiscal Year" means (i) the period commencing upon the formation of the Company and ending on December 31, 2019, and (ii) any subsequent twelve (12) month period commencing on January 1 and ending on December 31.

"Gross Asset Value" means, with respect to any asset of the Company, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be such asset's gross fair market value at the time of such contribution, as determined by the mutual agreement of the Managing Member and the contributing Member;

(ii)   The Gross Asset Value of any asset (other than cash) distributed to a Member by the Company shall be such asset's gross fair market value at the time of such distribution, as determined by the Managing Member;

(iii)   The Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (A) through (C) below shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times:

(A)   the acquisition of an Interest in the Company by a new Member or the acquisition of an additional Interest in the Company by an existing Member, in either case, in exchange for more than a de minimis Capital Contribution or in exchange for services, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(B)   the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an Interest in the Company, if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(C)   the liquidation or dissolution of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (iii) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of any Company asset has been determined or adjusted pursuant to clauses (i), (iii) or (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation, if any, taken into account with respect to such asset for purposes of computing Net Profits and Net Losses of the Company in accordance with the applicable Treasury Regulations.

"Grant Agreement" has the meaning set forth in Section 5.5.

"Initial Capital Contribution" means the amounts required to be contributed to the capital of the Company, by a Member pursuant to Section 4.1 below.

"Interest" means a Person's Percentage Interest, share of the allocations of the Company, rights to receive distributions of the Company's assets in accordance with the provisions of this Agreement and the Act and all other rights and interest of a Member in the Company in accordance with the terms of this Agreement, whether as a Member or an assignee of a Member's Interest.

"Major Decision" has the meaning set forth in Section 6.1(b) hereof.

"Member" means any Person named as a member of the Company on Schedule A hereto and includes any Person admitted as an Additional Member or a Substitute Member pursuant to the provisions of this Agreement, in such Person's capacity as a Member of the Company. "Members" means two (2) or more of such Persons when acting in their capacities as Members of the Company.

"Net Profits" and "Net Losses" means, for each taxable year of the Company (or other period for which Net Profits and Net Losses must be computed), an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) and the Treasury Regulations, and, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss. The determination of Net Profits and Net Losses pursuant to the previous sentence shall be subject to the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added to such taxable income or loss;

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(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Losses shall be subtracted from Net Profits or Net Losses;

(iii)   Gains or losses resulting from any disposition of a Company asset with respect to which gains or losses are recognized for federal income tax purposes shall be computed with reference to the Gross Asset Value of the Company asset disposed of, notwithstanding the fact that the adjusted tax basis of such Company asset differs from its Gross Asset Value;

(iv)   In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the taxable income or loss, there shall be taken into account Depreciation;

(v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

(vi)   If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of "Gross Asset Value," the amount of the adjustment will be taken into account as gain or loss from the disposition of the asset for purposes of computing Net Profits or Net Losses; and

(vii)   Notwithstanding any other provision of this definition, any items of income, gain, loss or deduction that are specially allocated pursuant to Section 9.2 shall not be taken into account in computing Net Profits or Net Losses.

"Offered Securities" has the meaning set forth in Section 5.4.

"Option Period" has the meaning set forth in Section 5.4.

"Percentage Interest" means a Member's percentage share of all Interests in the Company, as set forth on Schedule A hereto. Voting, approval, distribution and other participation rights shall at all times be based upon the Members' relative Percentage Interests. Except with respect to Sections 9.1 and 9.2 and unless otherwise specified in this Agreement, or in the applicable Grant Agreement, only vested Profit Interests shall be taken into account when calculating a Member's Percentage Interest

"Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

"Profit Interests" has the meaning set forth in Section 5.5.

"Rights Notice" has the meaning set forth in Section 5.4.

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

"Rights Option" has the meaning set forth in Section 5.4.

"Subsequent Offering" has the meaning set forth in Section 5.4.

"Substitute Member" means a Person who is admitted to the Company as a Member pursuant to Section 7.1 hereof, and who is named as a Member on an amended Schedule A hereto.

"Subsidiary" means any Person wholly-owned (whether directly or indirectly) by the Company.

"Tax Matters Member" has the meaning set forth in Section 11.4 hereof.

"Third Party" means any Person who is not a Member or an Affiliate of any Member.

"Treasury Regulations" means the income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

ARTICLE 2
FORMATION, MEMBERS, TERM and COMPANY BUSINESS

Section 2.1 Formation.

(a) The Members have caused the Company to be formed as a limited liability company pursuant to the provisions of the Act, and agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein. David Greenstein was designated as an Authorized Person, within the meaning of the Act, for the sole purpose of executing and filing the certificate of formation of the Company.

(b) The name and mailing address of each Member and the amount contributed to the capital of the Company or property assigned to the Company, shall be listed on Schedule A hereto. The Members shall be required to update Schedule A from time to time as necessary to accurately reflect the information therein. Any amendment or revision to Schedule A made in accordance with this Agreement shall not be deemed an amendment to this Agreement. Any reference in this Agreement to Schedule A shall be deemed to be a reference to Schedule A as amended and in effect from time to time.

Section 2.2 Name. The business and affairs of the Company shall be conducted under the name "CRITICAL MASS APPLICATIONS LLC" and such name shall be used at all times in connection with the Company's business and affairs; provided, however, that the Managing Member may cause the Company to use assumed names or other trade names or fictitious names. The Managing Member shall execute such assumed or fictitious name certificates as may be desirable or required by law to be filed in connection with the formation of the Company and shall cause such certificates to be filed in all appropriate public records.

Section 2.3   Term. The term of the Company shall commence on the date the Certificate is filed in the office of the Secretary of State of the State of Delaware and shall continue until dissolved in accordance with the provisions of this Agreement.

Section 2.4   Principal Place of Business. The principal place of business of the Company shall be 103 South Lake Drive, Stamford, CT 06903. At any time, the Managing Member may change the location of the Company's principal place of business, on notice to all Members.

Section 2.5   Registered Agent. The Registered Agent of the Company in the State of Delaware is Allstate Corporate Services Corp., with an address at 9 East Loockerman Street, Suite 311, Dover, Delaware 19901.

Section 2.6   Qualification in Other Jurisdictions. The Managing Member shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business or require such registration. The Managing Member shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

ARTICLE 3
PURPOSE AND POWERS OF THE COMPANY

Section 3.1   Purpose; Company Business.

(a)   The principal purpose for which the Company is organized is to (i) develop and launch to market a mobile application that aids users in the home-cooking experience (ii) to apply for patents, trademarks, and other proprietary rights in and to any software applications developed by the Company, and any patentable technology developed by the Company; (iii) to engage in such other lawful activities as are reasonably necessary, convenient, or incidental to the foregoing (all of the foregoing, the "Company Business"). The Company shall not engage in any other business or activity other than Company Business.

(b)   In no event shall this Agreement be held or construed to imply the existence of a general partnership or joint venture among the Members with regard to matters, trades, businesses, or enterprises outside the scope of this Company, or the Company Business and no Member shall have any power or authority under this Agreement to act as the agent or representative of the Company or any other Member with regard to any matter beyond the scope of this Company.

(c)   Nothing contained in this Agreement shall be deemed to restrict in any way the rights of any Member, manager or any director, officer, employee, member, partner, shareholder or Affiliate of any Member or manager, to engage in, or to conduct any other activity or trade or business, independently or with others, provided that such other activity shall not interfere with or be competitive to the activities of the Company, or in any way use the assets and properties of the Company.

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Section 3.2   Powers of the Company. The Company shall have the power and authority to take any and all actions necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes set forth in Section 3.1.

Section 3.3   Representations. Each Member hereby represents and warrants to and for the benefit of the Company and the other Member that (i) it is validly existing and in good standing in its jurisdiction of formation, (ii) it has the full power and authority to enter into this Agreement, (iii) its representative executing this Agreement is duly authorized to execute and deliver this Agreement and any other documents of the type referenced in the foregoing clause (ii), (iv) neither the execution and delivery hereof, nor the taking of any actions contemplated hereby, will conflict with, or result in a breach of any of the provisions of, or constitute a default, event of default or event creating a right of acceleration, termination or cancellation or any obligation under any instrument, note, mortgage, contract, judgment, order, award, decree or other agreement or restriction to which it is a party, or by which it is otherwise bound, (v) this Agreement constitutes the valid and binding obligation and agreement of such Member, enforceable in accordance with its terms (subject to the effect of bankruptcy, insolvency or creditor's rights generally, and to limitations imposed by general principals of equity), (vi) there are no judgments presently outstanding and unsatisfied against it or any of its assets and neither the it nor any of its assets is involved in any litigation, or in any proceeding before any court, or by or before any governmental or administrative agency, which litigation or proceeding could reasonably be anticipated to have a material adverse effect on it or the Company and no such material judgment, litigation or proceeding is, to the best of its knowledge, threatened against such Member or any of its assets, and (vii) it is not the subject of any bankruptcy, insolvency or other similar action or proceeding for the protection of debtors.

ARTICLE 4
CAPITAL CONTRIBUTIONS AND MEMBER LOANS

Section 4.1   Initial Capital Contributions. On or before the date of execution of this Agreement each Member shall make an Initial Capital Contribution to the Company as set forth in Schedule A. The Percentage Interest of each Member shall be as set forth on Schedule A.

Section 4.2   Additional Capital Contributions.

(a)   No Member shall be required to (i) make any additional Capital Contributions ("Additional Capital Contributions") or (ii) make any loan or cause to be loaned any money or other assets to another Member with respect to any Member's obligations under this Agreement.

(b)   Notwithstanding the foregoing, David has agreed to make Additional Capital Contributions to the Company up to a maximum amount of $150,000.00, to be contributed at the rate of $10,000 per month commencing as of April, 2019.

Section 4.3   Intentionally Deleted.

Section 4.4   Rights with Respect to Capital.

        4.4.1   Company Capital. No Member shall have the right to withdraw, or receive any return of, its Capital Contributions, and no Capital Contribution may be returned, in the form of property other than cash except as specifically provided herein.

        4.4.2   No Interest on Capital Contributions. No Capital Contribution of any Member shall bear interest or otherwise entitle the contributing Member to any compensation for use of its Capital Contribution.

        4.4.3   Establishment of Capital Accounts. A separate capital account (a "**Capital Account**") shall be maintained for each Member in accordance with Code Section 704(b) and the other provisions set forth in this Agreement. Notwithstanding any provision contained herein to the contrary, no Member shall be required to restore any negative balance in its Capital Account.

      Section 4.5   General Rules for Adjustment of Capital Accounts. The Capital Account of each Member shall be:

        4.5.1   Increases. Increased by:

        (a)   Such Member's Capital Contributions;

        (b)   The amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member; and

        (c)   All Net Profits allocated to such Member and any items of Company income and gain that are specially allocated to such Member.

        4.5.2   Decreases. Decreased by:

        (a)   The amount of cash and the Gross Asset Value of any Company Property distributed to such Member;

        (b)   The amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed to the Company by such Member; and

        (c)   All Net Losses allocated to such Member and any items of Company deduction and loss that are specially allocated to such Member.

        4.5.3   Compliance with Code. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied consistently therewith. In the event that the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any credits or debits thereto, are computed in order to comply with such Treasury Regulations, the Members may make such modification provided such modification does not and is not likely to have a material effect on the amounts distributable to any Member.

      Section 4.6   Intent to Comply with Treasury Regulations. The foregoing provisions of and the other provisions of this Agreement relating to the maintenance of Capital Accounts are

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intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. To the extent such provisions are inconsistent with such Regulations Section or are incomplete with respect thereto, Capital Accounts shall be maintained in accordance with such Regulations.

Section 4.7   Member Loans.

(a)   In the event the Managing Member determines that any additional funding is required by the Company from time to time, any member may make a loan or loans in such amount to the Company (each a "Member Loan" or collectively "Member Loans"). All Member Loans shall bear interest at the then-prime rate of interest to be fixed at the time of the making of such loan, and shall be repayable in full from the first Available Cash of the Company, prior to the making of any distributions to any Members.

(b)   Each Member Loan shall be payable solely out of any Available Cash that would otherwise be payable to the Members, and for so long as any Member Loan shall be outstanding, all Available Cash shall be paid to the lending Member, as lender of the Member Loan.

ARTICLE 5
MEMBERS AND AMENDMENTS

Section 5.1   Powers of Members. The Members shall have the power to exercise any and all rights or powers granted to the Members pursuant to the express terms of this Agreement.

Section 5.2   Resignation. Except as expressly provided in this Agreement, a Member may not withdraw from the Company prior to the dissolution and winding up of the Company. If a Member withdraws in violation of the foregoing prohibition, such Member shall not be entitled to receive any distributions and shall not otherwise be entitled to receive the fair market value of its Interest except as otherwise expressly provided for in this Agreement.

Section 5.3   Additional Members.

(a)   Subject to obtaining the written approval of a majority in interest of the Members, the Company is authorized to admit any Person as an additional member of the Company (each, an "Additional Member" and collectively, the "Additional Members") on such terms and conditions as determined by the Company. Each such Person shall be admitted as an Additional Member at the time such Person (i) executes this Agreement or a counterpart of this Agreement and (ii) is named as a Member on an amended Schedule A hereto. The Members recognize and agree that admission of an Additional Member or Additional Members may result in dilution of each Member's Percentage Interest; provided, however, that notwithstanding the foregoing, or anything else in this Agreement to the contrary, in the event that any Additional Member is admitted to the Company as part of a sale to such Additional Member of Interests of the Company as part of a bona fide capital raising transaction effected by the Company, or Interests of the Company are issued by the Company to existing Members as part of a bona fide capital

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raising transaction effected by the Company, in each case at a pre-money valuation of the Company that is less than or equal to One Million Five Hundred Thousand US Dollars ($1,500,000.00), then such issuance shall not dilute the Percentage Interest of G&G calculated on a fully diluted basis. For the avoidance of doubt, G&G may be diluted as a result of an Exempt Issuance pursuant to Section 5.4(b)(i) and (iv), regardless of the pre-money valuation relating thereto, but in the event of an Exempt Issuance pursuant to Section 5.4(b)(ii) and (iii) such issuance shall not dilute the Percentage Interest of G&G calculated on a fully diluted basis.

(b)   Additional Members shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other items; provided that, subject to the restrictions of §706(d) of the Code, Additional Members shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other items arising under contracts entered into before the effective date of the admission of any Additional Members to the extent that such income, gains, losses, deductions, credits and other items arise after such effective date. To the extent consistent with §706(d) of the Code and Treasury Regulations promulgated thereunder, the Company's books may be closed at the time Additional Members are admitted (as though the Company's tax year had ended) or the Company may credit to the Additional Members pro rata allocations of the Company's income, gains, losses, deductions, credits and items for that portion of the Company's Fiscal Year after the effective date of the admission of the Additional Members.

Section 5.4   Pre-emptive Right.

(a)   If at any time the Company proposes to sell Interests or other securities ("Offered Securities") to investors as part of a bona-fide capital raising transaction (a "Subsequent Offering"), the Company agrees that it will send to G&G a notice in writing (a "Rights Notice") setting forth, in reasonable detail, the material terms and conditions of the proposed Subsequent Offering. The Rights Notice shall provide G&G with an option (the "Rights Option"), exercisable during the ten (10) business days following the delivery of the Rights Notice (the "Option Period"), to inform the Company whether G&G will purchase up to such number of Offered Securities as is represented by G&G's Percentage Interest in the Company immediately prior to the closing of the Subsequent Offering. If the Company does not receive notice of exercise of the Rights Option from G&G prior to the expiration of the Option Period, the Company shall have the right to close the Subsequent Offering with any third party(ies) within ninety (90) days following delivery of the Rights Notice; provided that the material terms and conditions of the closing are substantially the same as those described in the Rights Notice.

(b)   For the avoidance of doubt, Section 5.4(a) shall not apply to the issuance of: (i) securities issued pursuant to acquisitions or strategic transactions (provided that such issuance shall provide to the Company additional benefits in addition to the investment of funds); (ii) securities to employees, consultants, officers, directors or managers of the Company pursuant to any equity incentive plan duly adopted for such purpose; (iii) securities upon the exercise or exchange of or conversion of any securities exercisable or exchangeable for or convertible into Interests that are issued and outstanding on the date of this Agreement; and (iv) securities issued in any firm commitment underwritten public offering of the securities of the Company in accordance with a registration statement under the Securities Act (any of the foregoing, an "Exempt Issuance").

Section 5.5   Profit Interests.

(a)   Pursuant to, and upon the terms and conditions set forth in this Agreement and any applicable "Grant Agreement" (i.e., an agreement between the Company and the grantee of a Profit Interest, in a form customary and reasonable to the Company, which grants a Profit Interest to such grantee and sets forth certain terms concerning the acquisition, holding, forfeiture, and disposition of such Profit Interest), the Company is authorized to issue, from time to time, Interests that are intended to qualify as "profits interests," as such term is used by Rev. Proc. 93-27 and Rev. Proc. 2001-43, 2001-34 IRB 1 (August 2, 2001) (such Interests, "Profit Interests"), as equity compensation for services provided to, or to be provided to, the Company by the Company's employees, manager(s), officers, consultants, independent contractors and/or advisors. Issuances of Profit Interests pursuant to this Section 5.5 are intended to be nontaxable to their recipients to the fullest extent permitted by law, although neither the Managing Member, the Members, nor the Company make any representation as to the tax consequences of the issuance of Profit Interests pursuant to this Section 5.5. The Managing Member shall have the right to amend any provision of this Agreement relating directly or indirectly to a Profit Interest, and to take all other actions, in each case to the extent the Managing Member believes in its sole discretion such action may be necessary or advisable to cause each Profit Interest to be treated as a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 and Rev. Proc. 2001-43, including any actions necessitated by future IRS guidance or final or temporary regulations that are promulgated by the U.S. Department of Treasury. To that end, the Company and each Member agree that it is the intention of the Members that allocations and distributions to each holder of a Profit Interest be limited to the extent necessary so that such Profit Interest so qualifies, and this Agreement shall be interpreted consistently therewith. In accordance with Rev. Proc. 2001-43, the Company shall treat a Member holding a Profit Interest as the owner of such Profit Interest from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Profit Interest. Except as otherwise set forth herein, each Member holding a Profit Interest agrees to take into account such distributive share in computing its U.S. federal income tax liability for the entire period during which it holds such Profit Interest. Except as otherwise set forth herein, the Company and each Member holding a Profit Interest agrees that the Company will not claim a deduction (as wages, compensation or otherwise) for the fair market value of the Profit Interest issued to such Member. The undertakings contained in this Section 5.5 shall be construed in accordance with Section 4 of Rev. Proc. 2001-43. The provisions of this Section 5.5(a) shall apply regardless of whether or not a Member holding a Profit Interest files an election pursuant to Section 83(b) of the Code.

(b)   Without limiting the generality of the foregoing and notwithstanding Sections 8.1 and 9.1, a Profit Interest shall not be allocated any Net Profits arising prior to the date of issuance of such Profit Interest (whether such Net Profits are actually recognized or result from a revaluation of assets prior to the issuance of such profits interest pursuant to Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) or (q)) and shall not receive any distributions relating to such Net Profits. In addition, notwithstanding Sections 8.1 and 9.1, each Profit Interest issued shall entitle

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its record owner to share in the appreciation in the fair market value of Company property from the date of issuance of such Profit Interest with respect to amounts distributable pursuant to Section 8.1 of this Agreement and not in any fair market value of Company property accrued prior to the issuance of such Profit Interest. The Managing Member may adjust the allocations under Section 9.1 and the distributions under Section 8.1 to reflect the intent of, and limitations set forth in, this Section 5.5(b).

(c)   Immediately prior to each issuance of a Profit Interest pursuant to this Section 5.5, the Gross Asset Value of all Company property shall be adjusted to equal their respective gross fair market values (taking Section 7701(g) of the Code into account) as determined by the Managing Member.

(d)   In connection with the issuance of each Profit Interest pursuant to this Section 5.5, using the fair market value of the Company property determined above in this Section 5.5, the Managing Member shall amend the exhibits and schedules hereto, and/or the books and records of the Company, as applicable, to provide for the Profit Interest and the then fair market value of Company property that will equal the minimum aggregate distribution amount that must be made pursuant to Section 8.1 of this Agreement with respect to Interests of the Company issued and outstanding prior to the issuance of such Profit Interest before such Profit Interest shall share in distributions of liquidation proceeds pursuant to Section 13.3 of this Agreement.

Section 5.6   Amendments. Any amendment to this Agreement or the Certificate shall be adopted and be effective as an amendment thereto only if such amendment is in writing and executed by all of the Members.

ARTICLE 6
MANAGEMENT

Section 6.1   Management of Company.

(a)   The parties hereby agree that David shall serve as Managing Member of the Company. The day to day business and affairs of the Company will be managed by the Managing Member, except as to (i) Major Decisions which will require the consent of a majority in interest of the Members, and (ii) items of each Member's responsibility as set forth in Section 6.9. Subject to the terms and conditions of this Section 6.1, David (i) shall be generally authorized to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with or incidental to the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of the state in which the Company is formed or any state in which the Company is qualified to conduct business, and (ii) will have the power to do any and all acts necessary, convenient or incidental to or in furtherance of the purposes described in Section 3.1 including, without limitation, the admission of additional Members. David shall act in a commercially reasonable manner in exercising its rights pursuant to, and in performing its obligations under, this Agreement.

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(b)   Notwithstanding anything to the contrary contained herein any of the following actions and/or decisions (each a "Major Decision") to be made and/or taken by or on behalf of the Company shall require the written consent of a majority in interest of the Members:

(i)   The execution or entering into of any binding term sheet, binding letter of intent or contract with respect to the sale, assignment, transfer, conveyance, pledge, or other disposition of the Company Business or its assets or any portion thereof or any interest therein, and execution or entering into of any contract or other agreement providing for such disposition, and/or adopting a marketing plan for the sale or disposition of the Company Business;

(ii)   Other than with respect to Member Loans, incurring any indebtedness on behalf of the Company or the execution of or entering into any binding term sheet, binding letter of intent or contract to (A) borrow or lend money, agreement to borrow or lend money, or undertaking to borrow or lend money on behalf of the Company, or making any amendment or modification of any documents reflecting the borrowing or lending of such money or exercising any renewal or extension right under such documents, or (B) obligate the Company or any Member as a surety, guarantor, or accommodation party to any obligation; provided, that the incurring of indebtedness for the following purposes shall be excluded: (1) for meeting current obligations incurred in the ordinary course of business (2) "trade debt" or accounts payable that arise in connection with the day-to-day operations of the Company Business, or (iii) as specified in an operating budget approved by the Managing Members.

(iii)   Cause an event of bankruptcy with respect to the Company or making, execution or delivery on behalf of the Company of any assignment for the benefit of creditors or any guaranty, indemnity bond or surety bond or taking of any legal action, filing any bankruptcy proceeding, or confession of any judgment on behalf of the Company;

(iv)   Having any property of the Company partitioned or filing a complaint or institution of any proceeding at law or in equity to have such property partitioned;

(v)   Except for settling disputes with service providers under service contracts in the ordinary course of business, enter into any settlement, compromise, consent order or the like in connection with any dispute concerning the Company, or any of its operations;

(vi)   Authorize a merger, consolidation, dissolution or liquidation of the Company, enter into any business combination, joint venture or partnership or profit-sharing arrangement with any Person or firm;

(vii)   Assign or license the Company's rights in specific property or assets for other than Company purposes;

(viii)   Approve any act that would make it impossible to carry on the business of the Company.

(c)   For purposes of clarity, with respect to Section 6.1(b), each Member hereby acknowledges and agrees that the requirements as to Major Decisions may be satisfied without any further action being taken with respect to the subject action or decision by (1) the Members

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adopting a formal written consent with respect to any such action or decision, (2) the Managing Member executing any contract, agreement or other document in the name of or on behalf of the Company, and/or (2) Member delivering an affirmative written response (whether by mail, overnight courier, email or hand delivery) to any request for consent to an action or decision by other Member(s).

(d)   The Managing Member shall not be required to devote his full time or efforts to the Company Business.

Section 6.2   Meetings. Meetings of the Members may be called by the Managing Member. The meeting shall be held at the principal place of business of the Company or as designated in the notice or waivers of notice of the meeting.

Section 6.3   Notice. Notice of any meeting of the Members shall be given no fewer than seven (7) days and no more than twenty one (21) days prior to the date of the meeting. Notices shall be delivered in the manner set forth in Section 15.1 and shall specify the purpose or purposes for which the meeting is called. The attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 6.4   Action Without Meeting. Unless specifically prohibited by the Certificate, any action required to be taken at a meeting of the Members or any other action which may be taken at a meeting of the Members, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the Members.

Section 6.5   Telephonic Meetings. The Members may participate in and act at any meeting of Members through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 6.6   Reliance by Third Parties. Any Person dealing with the Company or the Members may rely upon a certificate signed by Managing Member as to:

(i)   The identity of the Members or any member hereof; or

(ii)   the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Members or in any other manner germane to the affairs of the Company; or

(iii)   the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; or

(iv)   any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

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Section 6.7   Subsidiary Management. The parties hereto acknowledge that the Company may own Company assets through one or more Subsidiaries. Notwithstanding the foregoing, the Members acknowledge and agree that, notwithstanding anything to the contrary: (i) each Subsidiary shall be operated in the same manner, and subject to the same restrictions and requirements, as the Company is to be operated under pursuant to this Agreement; (ii) in no event may any act be taken or omission be made by any Subsidiary if the Company would not have been permitted hereunder to take such act or make such omission; (iii) to the extent that any matter or act would require the consent or approval of a Member or the Members if such matter or act pertained to the Company, such matter or act shall also require, the consent or approval of the applicable Member or both Members (as applicable) if it pertains to any Subsidiary.

Section 6.8   Arbitration. Any controversy or dispute arising out of or relating to this Agreement (including with respect to the interpretation of any of the provisions hereof), whether arising in contract, tort or any other legal theory, and whether based on federal, state or local statute or common law, other than requests for immediate equitable relief, shall be decided by a single Arbitrator in New York, New York, pursuant to the rules of the American Arbitration Association ("AAA").

(a)   No arbitration arising out of or relating to this Agreement shall include, by consolidation, joiner or any other manner, an additional person or entity not a party to this Agreement, except by written consent containing a specific reference to this Agreement signed by the Members and any other person or entity sought to be joined. Consent to arbitration involving an additional person or entity shall not constitute consent to arbitration of any claim, dispute or other matter in question not described in the written consent or with a person or entity not named or described therein.

(b)   The parties shall pay the fees of the Arbitrator and the AAA equally, but the Arbitrator may award fees against any party who acts vexatiously, frivolously, or not in good faith, as determined by the Arbitrator.

(c)   There shall be no discovery except such limited discovery as may be permitted by the Arbitrator. The decision of the Arbitrator may be given orally but shall be followed by a decision in writing. The Arbitrator shall have the power to grant all legal, equitable, and injunctive relief, and specific performance against any of the Members. Judgment in a court of competent jurisdiction may be had on the decision of the Arbitrator.

(d)   The Members shall maintain strict confidentiality with respect to any arbitration commenced or maintained under the provisions of this Agreement.

Section 6.9   Specific Obligations and Responsibilities of Members. Notwithstanding anything to the contrary set forth in this Agreement, certain Members shall have the following operating responsibilities:

(a)   Rachel shall serve as Chief Marketing Officer of the Company; and

(b)   Joshua shall serve as Chief Operating Officer of the Company.

Section 6.10   Exculpation. The Managing Member shall not be liable to the Company or to any Member for any act performed or omitted to be performed by it on behalf of the Company, provided such act or omission was taken in good faith, was reasonably believed by Managing Member to be in the best interests of the Company, was reasonably believed by Managing Member to be within the scope of authority granted or reserved to Manager by the terms of this Agreement and did not constitute fraud, gross negligence or willful misconduct.

ARTICLE 7
ASSIGNABILITY OF MEMBER INTERESTS; BUY-SELL

Section 7.1   Assignability of Interests.

(a)   Except as otherwise provided in this Article 7, no Member may Transfer (as defined herein) the whole or any part of its Interest or any interest therein without the prior written consent of all other Members, which consent may be given or withheld in the sole and absolute discretion of such other Members. If the prior written consent of the other Members is obtained for any such Transfer, such Transfer shall, nevertheless, not entitle the assignee to become a Substitute Member or to be entitled to exercise or receive any of the rights, powers or benefits of a Member other than the right to receive distributions to which the assigning Member would be entitled, unless the assigning Member designates, in a written instrument delivered to the other Members, its assignee to become a Substitute Member and all of the other Members consent to the admission of such assignee as a Member; and provided further, that such assignee shall not become a Substitute Member without having first executed an instrument reasonably satisfactory to the non-transferring Member that approved the Transfer which shall at a minimum include an acceptance and agreement to the terms and conditions of this Agreement. The Transfer shall be conditioned upon the Company receiving a fee from such assignee or the assigning Member sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Substitute Member. For purposes of this Agreement "Transfer" means the sale, transfer, conveyance, gift, assignment, syndication, pledge, hypothecation, encumbrance or other disposition of all or any part of a Interest, either voluntarily, involuntarily, by operation of law or otherwise. If an Interest is held by a Person other than a natural person, a Transfer of any direct or indirect interest in such Person shall be deemed a Transfer.

(b)   Intentionally Deleted.

(c)   If a Member assigns all or part of its Interest in the Company and the assignee thereof is entitled to become a Substitute Member, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment (as set forth in Section 7.3 hereof), and, immediately following such admission, the assigning Member shall cease to be a Member of the Company to the extent of the portion of the Interest assigned hereunder. In such event, the Company shall not dissolve if the business of the Company is continued without dissolution in accordance with Article 13 hereof. Notwithstanding anything contained in this Section 7.1 to the contrary, no Member shall have the right to effectuate any Transfer if, as a result

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thereof, the Company or any Subsidiary would be in breach of its contractual obligations to any Third Parties (including, without limitation, any Third Party lenders).

Section 7.2   Recognition of Assignment by Company or Other Members. No assignment, or any part thereof, that is in violation of this Article 7 shall be valid or effective, and neither the Company nor any Member shall recognize the same for any purpose of this Agreement, including the purpose of making distributions pursuant to this Agreement with respect to such Interest or part thereof. Neither the Company nor the Members shall incur any liability as a result of refusing to make any such distributions to the assignee of any such invalid assignment.

Section 7.3   Effective Date of Assignment. Any valid assignment of a Member's Interest, or part thereof, pursuant to the provisions of this Article 7 shall be effective as of the close of business on the day preceding the closing of the transaction evidencing the assignment, unless all consents have not been obtained, in which case the effective date shall be on such date all of the written consents to such assignment have been obtained, or such other date as the assigning Member and all Members agree upon. The Company shall, from the effective date of such assignment, thereafter pay all further distributions on account of the Interest (or part thereof), so assigned, to the assignee of such Interest, or part thereof.

ARTICLE 8
DISTRIBUTIONS TO MEMBERS

Section 8.1   Distributions of Available Cash. Available Cash shall be distributed from time to time as determined by the Members in the following order of priority:

(a)   First, in repayment of all principal and interest on Member Loans;

(b)   Second, to all Members who have made Additional Capital Contributions pursuant to Section 4.2 pro rata in proportion to the amount of such Additional Capital Contributions;

(c)   Third, to all Members, pro rata, until the Members have received the return of their Initial Capital Contributions;

(d)   Fourth, to the Members, pro rata, in proportion to their respective Percentage Interests.

Section 8.2   Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution (including distributions in kind) to any Member on account of its Interest in the Company if such distribution would violate the solvency standards under the Act or other applicable insolvency or fraudulent conveyance laws.

Section 8.3   Withholding. The Company is authorized to withhold from distributions to be made to a Member, or with respect to allocations to a Member, and to pay over to a federal, state or local government, any amounts required to be withheld pursuant to the Code or any provisions of any other federal, state or local law. Any amounts so withheld shall be treated as distributed to such Member pursuant to Section 8.1 for all purposes of this Agreement and shall be offset against the amounts otherwise distributable to such Member. The Company may also withhold from distributions that would otherwise be made to a Member, and apply to the obligations of such Member, any amounts that such Member owes to the Company. In addition, any tax imposed upon the Company resulting from the Interest of any Member shall be treated as a distribution to such Member and shall reduce future distributions of Available Cash to such Member.

ARTICLE 9
ALLOCATIONS

Section 9.1   Allocation of Company Net Profits and Losses.

(a)   Net Profits. After giving effect to the special allocations set forth in Section 9.2, Net Profits for each Fiscal Year (and each item of income, gain, loss and deduction entering into the computation thereof) shall be allocated among the Members (and credited to their respective Capital Accounts) in the following order and priority:

(i)   first, in proportion to, and to the extent of, any Net Losses allocated to the Members pursuant to Section 9.1(b) that have not been previously offset by prior allocations of Net Profits pursuant to this Section 9.1(a)(i); and

(ii)   thereafter, to the Members pro rata in accordance with their respective Percentage Interest.

(b)   Net Losses. After giving effect to the special allocations set forth in Section 9.2, Net Losses for each Fiscal Year (and each item of income, gain, loss and deduction entering into the computation thereof) shall be allocated among the Members (and debited to their respective Capital Accounts) in the following order and priority:

(i)   first, to each member having a positive Capital Account balance, pro rata, in proportion to the positive Capital Account balances of all Members with a positive Capital Account balance until the Capital Account balances of all such members have been reduced to zero; and

(ii)   thereafter, to the Members pro rata in accordance with their respective Percentage Interest.

Section 9.2   Special Allocations. Notwithstanding Section 9.1:

(a)   Company Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in the Company's partnership minimum gain during any Fiscal Year, each Member shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, an amount equal to the portion of such Member's share of the net decrease in the

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Company's partnership minimum gain during such Fiscal Year, determined in accordance with Treasury Regulations Section 1.704-2(g) (hereinafter referred to as "Company minimum gain chargeback"). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The Net Profits (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 9.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in a Member's partner minimum gain during any Fiscal Year, each Member shall be allocated items of income and gain for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in partner minimum gain during such Fiscal Year, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) (hereinafter referred to as "Member minimum gain chargeback"). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The Net Profits (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and 1.704-2(j)(2). This Section 9.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) which results in such Member having a deficit Capital Account balance, or otherwise has a deficit Capital Account balance, which exceeds the sum of (i) the amount of such deficit the Member is obligated to restore, and (ii) the amount of such deficit the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated items of Company income and gain in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the deficit in such Member's Capital Account as quickly as possible.

(d) Gross Income Allocation. In the event that any Member has a deficit Capital Account balance at the end of any Fiscal Year which exceeds the sum of (i) the amount of such deficit the Member is obligated to restore, and (ii) the amount of such deficit the Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member shall be specially allocated Net Profits (or items of income and gain) in the amount of such excess as quickly as possible.

(e) Nonrecourse Deductions. Nonrecourse deductions for any Fiscal Year shall be specially allocated among the Members in accordance with their respective Percentage Interests.

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(f)   Member Nonrecourse Deductions. Partner nonrecourse deductions shall be allocated to the Member who bears the economic risk of loss with respect to the nonrecourse debt to which such partner nonrecourse deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g)   Curative Allocations. The allocations in this Section 9.2 are intended to comply with certain requirements of the Treasury Regulations and may not be consistent with the manner in which the Members intend to divide the Net Profits, Net Losses and similar items. Accordingly, it is the intent of the Members that, to the extent possible, all allocations in this Section 9.2 shall be offset either with other allocations pursuant to this Section 9.2. Therefore, notwithstanding any other provision of this Agreement (other than the allocations in this Section 9.2), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the allocations in this Section 9.2 were not part of the Agreement and all Company items were allocated pursuant to Section 9.1 hereof.

Section 9.3   Tax Allocations. Except as set forth in this Section 9.3, allocations for tax purposes of items of income, gain, loss and deduction, and credits and basis therefore, shall be made in the same manner as allocations for book purposes as set forth in Sections 9.1 and 9.2. Allocations pursuant to this Section 9.3 are solely for purposes of federal, state and local income taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement. Any item of income, gain, loss and deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company and which is required to be allocated for income tax purposes under Code Section 704(c) so as to take into account the variation between the tax basis of such property and its Gross Asset Value at the time of its contribution shall be allocated to the Members solely for income tax purposes in any manner permitted by Section 704(c) selected by the Members. Similarly, if any property of the Company has a Gross Asset Value that differs from the adjusted tax basis of such property, the Company's allocations of tax items shall be appropriately made pursuant to the Treasury Regulations using Section 704(c) principles so as to take account of the variation between the adjusted tax basis of the applicable property and its Gross Asset Value.

ARTICLE 10
BOOKS AND RECORDS

Section 10.1   Books and Records. At all times during the continuance of the Company, the Managing Member, on behalf of the Company, shall maintain, at its registered office and principal place of business all records and materials referred to in Act, including without limitation, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operations of the Company.

Section 10.2   Annual Financial Statements. Within 120 days after the end of each Fiscal Year, the Managing Member, on behalf of the Company, shall cause to be delivered to each Member a financial statement of the Company for the prior Fiscal Year, prepared at the expense of the Company, which financial statement shall set forth, as of the end of and for such Fiscal Year, the following:

(i)   a profit and loss statement and a balance sheet of the Company; and

(ii)   such other information as reasonably shall be necessary for the Members to be advised of the financial status and results of operations of the Company.

Section 10.3   Accounting Method. For both financial and tax reporting purposes and for purposes of determining Net Profits and Net Losses, the books and records of the Company shall be kept on such method of accounting as determined by the Managing Member and shall reflect all Company transactions and be appropriate and adequate for the Company's business.

ARTICLE 11
TAX MATTERS

Section 11.1   Taxation as Company. The Company shall be treated as a partnership for U.S. federal income tax purposes and shall not make any election to be treated otherwise.

Section 11.2   Tax Returns. The Managing Member, on behalf of the Company, shall cause the Company's independent public accountants to prepare, at the expense of the Company, for each Fiscal Year (or part thereof), federal tax returns in compliance with the provisions of the Code and any required state and local tax returns. As soon as reasonably practicable after the end of each Fiscal year, the Managing Member, on behalf of the Company, shall use its commercially reasonable efforts to provide each Member with a copy of the Company's tax returns and the related federal and state Schedule K- ls. Such tax reports shall be provided to the Members no later than March 31 of the next Fiscal Year.

Section 11.3   Tax Matters Member.

(a)   The Managing Member is hereby designated as the partnership representative ("Tax Matters Member") within the meaning of Section 6223 (a)(7) of the Code (and any corresponding provisions of state and local law) for the Company. Each Member hereby approves of such designation, agrees and acknowledges that the Tax Matters Member may engage such professional advisors as it may deem appropriate in carrying out its duties as Tax Matters Member, and agrees to execute such documents as may reasonably be necessary or appropriate to evidence such approval. Except to the extent specifically provided in the Code or the Treasury Regulations (or the laws of other relevant taxing jurisdictions), the Tax Matters Member will have exclusive authority to act for or on behalf of the Company with regard to tax matters, provided that the Members shall jointly decide to make (or decline to make) any available tax elections. The Tax Matters Member shall (i) keep the Members reasonably informed of all material administrative and judicial proceedings relating to the Company and (ii) consult with the Members in good faith prior to the settlement of any such proceeding. The Tax Matters Member shall be reimbursed by the Company for any reasonable expenses incurred by the Tax Matters Member, or on the Tax Matters Member's behalf, in its capacity as the Tax Matters Member.

(b)   To the extent such election is available, the Tax Matters Member shall cause the Company to elect out of the provisions of the Bipartisan Budget Act of 2015 pursuant to Code Section 6221(b). However, if such election is not available and if requested by a Member, the Tax Matters Member shall make the election described in Code Section 6226(a)(1); provided such election does not have a material disproportionate effect on any other Member. To the extent the Company is required to pay an "imputed underpayment" pursuant to Code Section 6225, to the extent possible, the portion thereof attributable to a Member shall be treated as a withholding tax with respect to such Member under Section 8.3.

(c)   The provisions of this Section 11.3 shall survive the termination of any Member's Interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

ARTICLE 12
LIABILITY, EXCULPATION AND INDEMNIFICATION

Section 12.1   Liability.

(a)   Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Covered Person.

(b)   Except as otherwise expressly required by law, a Member, in its capacity as Member, shall have no liability in excess of (i) the amount of its Capital Contributions, (ii) its share of any assets and undistributed profits of the Company, (iii) its obligation to make other payments expressly provided for in this Agreement, and (iv) the amount of any distributions wrongfully distributed to it.

Section 12.2   Exculpation.

(a)   No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's fraud, gross negligence or willful misconduct.

Section 12.3   Indemnification. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person provided that (i) any such action was undertaken in good faith on behalf of the Company and in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, (ii) any such action was reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, and (iii) with respect to any criminal action or proceeding, such Covered Person had no reasonable cause to believe his action or omission was unlawful; provided, however, that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of fraud, gross negligence or willful misconduct with respect to such acts or omissions; and provided, further, that any indemnity under this <u>Section 12.3</u> shall be provided out of and to the extent of Company assets only and no Covered Person shall have any personal liability on account thereof.

Section 12.4   <u>Expenses.</u> To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in <u>Section 12.3</u> hereof.

Section 12.5   <u>Insurance.</u> The Company may purchase and maintain insurance, to the extent and in such amounts as the Members shall, in their sole discretion, deem reasonable, on behalf of Covered Persons and such other Persons as the Members shall determine, against any liability that may be asserted against or expenses that may be incurred by any such Person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement. The Members and the Company may enter into indemnity contracts with Covered Persons and such other Persons as the Members shall determine and adopt written procedures pursuant to which arrangements are made for the advancement of expenses and the funding of obligations under <u>Section 12.4</u> hereof and containing such other procedures regarding indemnification as are appropriate.

Section 12.6   <u>Liability of Members to Company.</u> Unless otherwise provided in this Agreement, no Member shall be liable to any other Member or to the Company by reason of such Member's actions in connection with the Company, except in the event of a violation of any provision of this Agreement, fraud, gross negligence or willful misconduct.

Section 12.7   <u>Attorneys' Fees.</u> All of the indemnities provided in this Agreement shall include reasonable attorneys' fees, including appellate attorneys' fees, and court costs.

Section 12.8   <u>Subordination of Other Rights to Indemnity.</u> The interests of the Members in any proceeds of the Company by way of repayment of loans, return of any Capital Contributions, or any distributions from the Company, shall be subordinated to the right of Member to the indemnities provided by this Article 12.

Section 12.9   Survival of Indemnity Provisions. Except as otherwise specifically provided herein, all of the indemnity provisions contained in this Agreement shall survive a Member's ceasing to be a Member hereunder.

ARTICLE 13
DISSOLUTION, LIQUIDATION AND TERMINATION

Section 13.1   No Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substitute Members in accordance with the terms of this Agreement.

Section 13.2   Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

      (a)   the entry of a decree of judicial dissolution under the Act; or

      (b)   the cessation of the Company's business.

Section 13.3   Liquidation. Upon dissolution of the Company, the Members shall appoint a "Liquidating Trustee" which shall carry out the winding up of the Company and shall immediately commence to wind up the Company's affairs; provided, however, that a reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the satisfaction of liabilities to creditors so as to enable the Members to minimize the normal losses attendant upon a liquidation. The proceeds of liquidation shall be distributed in the following order and priority:

      (a)   First, to creditors of the Company, including Members who are creditors, to the extent otherwise permitted by law, and consistent with the subordination or other terms and conditions therein pertaining to priority of satisfaction of such indebtedness, in full satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

      (b)   Second, to the Members in the same manner as in subsections (a), (b) and (c) of Section 8.1, until such distributions are made in full;

      (c)   Third, to the Members in accordance with the unrecovered balance in their Capital Accounts (after taking into account any distributions made pursuant to Section 13.3(b)) until each Member's Capital Account has been reduced to zero (0); and

      (d)   Then, subject to Section 5.5, to the Members, pro rata, in proportion to their respective Percentage Interests."

Section 13.4   Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article 13 and the Certificate shall have been canceled in the manner required by the Act.

Section 13.5   Claims of the Members. The Members and former Members shall look solely to the Company's assets for the return of their respective Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company or any other Member; provided, however, that nothing contained herein shall be deemed to limit the rights of a Member under applicable law.

ARTICLE 14
RIGHT OF FIRST OFFER

Section 14.1   If any member wishes to sell its interest in the Company, it shall first offer it to the other Members in writing (the "Offer") specifying the price and terms. The other Members shall have thirty (30) days to consider the Offer. If they accept, the closing shall be held thirty (30) days after the acceptance. If they decline or fail to respond to the Offer, the offering Member shall have thirty (30) days to sell its interest in the Company at the same price and terms as set forth in the offer notice. If the Offering Party fails to conclude the sale within such thirty (30) day period, the requirements of this paragraph shall again apply.

ARTICLE 15
MISCELLANEOUS

Section 15.1   Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and delivered either in hand, by email with confirmed receipt, or by mail or Federal Express or similar expedited commercial carrier, as follows:

(i)   if given to the Company, by hand delivery, mail or expedited commercial carrier only, at the principal place of business of the Company set forth in Section 2.5 hereof;

(ii)   if given to any Member, to the address set forth on Schedule A.

or to such other address as shall, from time to time, be supplied in writing by such Member. All notices required or permitted to be sent hereunder shall be deemed to have been given for all purposes of this Agreement upon the date of date stamped transmission, in the case of a notice by email, and, in all other cases, upon the date of receipt or first refusal thereof, except that whenever under this Agreement a notice is either received on a day which is not a Business Day or is required to be delivered on or before a specific day which is not a Business Day, the day of receipt or required delivery shall automatically be extended to the next Business Day.

Section 15.2   Failure to Pursue Remedies. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 15.3   Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

Section 15.4   Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections," "Paragraphs," and "Clauses" shall refer to corresponding provisions of this Agreement.

Section 15.5   Severability. The invalidity or enforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

Section 15.6   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but together shall constitute the same instrument; and signatures delivered by facsimile transmission or by e-mail delivery of a "PDF" format data file, shall be given the same legal force and effect as original signatures.

Section 15.7   Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 15.8   Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

Section 15.9   Dealings in Good Faith; Further Assurances. Except as otherwise expressly set forth herein, each Member agrees to act in good faith in exercising its rights and discharging its obligations under this Agreement. Each Member further agrees to use its commercially reasonable efforts to ensure that the purposes of this Agreement are realized and to take all steps as are reasonable in order to implement the operational provisions of this Agreement. Each Member further agrees to execute, acknowledge, if necessary, deliver and file any additional and commercially reasonable documents or instruments necessary to effectuate the purposes of this Agreement.

Section 15.10   Third Party Beneficiaries. Nothing expressed or implied in this Agreement is intended or shall be construed, to confer upon or give any person, firm or corporation other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in their being deemed a third party beneficiary of this Agreement.

Section 15.11   Attorneys' Fees. If any lawsuit, arbitration or other legal proceeding (including, without limitation, any appellate proceeding) arises in connection with the interpretation or enforcement of this Agreement, the prevailing Member shall be entitled to receive from the other Member the prevailing Member's costs and expenses, including reasonable attorneys' fees, charges and disbursements incurred in connection therewith, in preparation therefor and on appeal therefrom, which amounts shall be included in any judgment therein.

[Signatures on following page]

27

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Limited Liability Company Agreement of Critical Mass Applications LLC as of the date first above written.

DocuSigned by:
5DD59FD2A4C1487...
DAVID GREENSTEIN

DocuSigned by:
Guy Greenstein
34037F9B95D4499...
GUY GREENSTEIN

DocuSigned by:
Rachel Abady
B4A14AEE450C408...
RACHEL NINA ABADY

DocuSigned by:
Joshua S Abady
45CF3EC612B944F...
JOSHUA SAMUEL ABADY

DocuSigned by:
Alexander Margaritas
50AB954ACE63425...
ALEXANDER THOMAS MARGARITAS

GRAJ & GUSTAVSEN, INC.

DocuSigned by:
By:______________________________
597A2967249A41D...
Name: Eric Gustavsen
Title: principal

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

SCHEDULE A
MEMBERS, CAPITAL CONTRIBUTIONS AND PERCENTAGE INTERESTS

Name	Capital Contribution	Capital Account Balance as of August [ ], 2020	Percentage Interest
David Greenstein 103 South Lake Drive Stamford, CT 06903	$400.00	$540,000.00	32.00%
Guy Greenstein 567 Warren St., apt 401 Brooklyn NY, 11217	$400.00	$540,000.00	32.00%
Rachel Nina Abady 277 Eastern Parkway, #2G Brooklyn, NY	$80.00	$108,000.00	11.20%
Joshua Samuel Abady 567 Warren St., apt 401 Brooklyn NY, 11217	$100.00	$135,000.00	13.00%
Alexander Thomas Margaritas 624 Frederick Road Catonsville, MD 21228	$20.00	$27,000.00	1.80%
Graj & Gustavsen LLC 210 5th Avenue Eight Floor New York, NY 10010		$150,000.00	10.00%
Total	$1,000.00	$1,500,000.00	100%

DocuSign Envelope ID: 4E3CD182-2A60-444C-BB52-A1A882DB1859

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